

December 22, 2014

Via E-mail
Mr. Michael Ge Xu
Chief Financial Officer
Youku Tudou Inc.
11/F, SinoSteel Plaza
8 Haidian Street, Haidian District
Beijing 100080 PRC

> **Re:    Youku Toudu Inc.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 16, 2014**
> **Response dated September 25, 2014**
> **File No. 001-34977**

Dear Mr. Xu:

We have reviewed your response letter and have the following comments.  As noted in our letter dated September 11, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Introduction, page 1

1.    Refer to the "monthly unique visitors" definition.  Please expand to disclose any material limitations associated with this metric, such as whether the same visitor is included in the number of visits to the specific website through different devices that have different IP addresses.

2.      We note your disclosure of "daily mobile views" on pages 14 and 39.  Please include a definition of daily mobile views including any material limitations associated with this metric.

Revenue from online advertising services, page F-19

3.      We note your response to comment 3.  We are still evaluating your response to our comment.

Barter Transactions, page F-20

4.      We note your response to comment 4.  Please provide us with the following additional information regarding your nonmonetary exchange transactions for video content and similar cash transactions:
   * Tell us how often you sublicense video content to other companies and the degree to which such transactions are nonmonetary transactions or are for cash consideration;
   * Describe for us the primary differences between your cash and nonmonetary transactions;
   * Tell us how you determine to which counterparties it is willing to sublicense its content;
   * Provide us with a description of the counterparties to the sublicense transactions, including whether the counterparties to nonmonetary transactions are typically similar to those in cash transactions and to the extent they vary, please explain the reasons for such variance (for example, if you sublicense content to a competitor for cash but would not do so in a nonmonetary transaction, please explain why not); and
   * Tell us the extent to which the type of sublicense transaction (i.e., either nonmonetary or cash) is modified during the course of negotiations with the counterparties.

5.      Please tell us whether salespeople are compensated for selling advertising or for sublicensing video content, and if so, whether a nonmonetary exchange transaction for video content would be eligible for compensation.  If nonmonetary transactions are eligible for compensation, please tell us how the amount of compensation is typically determined, including, if applicable, how the value of the nonmonetary transaction is determined.


        You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384, if you have questions regarding comments on the financial statements and related matters.  Please contact me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director